UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of NOVEMBER, 2007.

                        Commission File Number: 0-30920


                             CENTRASIA MINING CORP.
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           CENTRASIA MINING CORP.
                                           -------------------------------------

Date: November 15, 2007                    /s/ Douglas Turnbull
     ------------------------------        -------------------------------------
                                           Douglas Turnbull,
                                           President & CEO



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CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street, Vancouver, BC  V6E 2E9
Telephone: (604) 688-4110  /  Fax:  (604) 688-4169
Website  www.centrasiamining.com

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November 15, 2007                              TRADING SYMBOLS:     TSXV - CTM
                                                                   OTCBB - CTMHF
                                                               FRANKFURT - C8M

           CENTRASIA INTERSECTS 166.0 METRES OF 0.31% NICKEL AT SOUKER

VANCOUVER, B.C., Centrasia Mining Corp. ("the Company") announces additional assay results from the ongoing infill drill program at its 100% owned Souker Nickel Deposit ("Souker") in the Kola Peninsula of northwestern Russia. As of November 9th 2007, a total of 5,015 metres of drilling has been completed in 42 drill holes of the total proposed 10,000 metre program. The Company now has results for the first 22 drill holes that were completed during the Phase I drill program this summer.

Douglas Turnbull the Company's President and CEO states "We continue to see excellent continuity and consistency in the nickel grade. The nickel grades we see at Souker compare quite favorably to Talvivaara Mining Company's (TALV:LSE) bulk tonnage Nickel deposit that is currently being developed five hundred kilometres to the southwest of us in Finland."

The mineralized intervals reported below continue to demonstrate the bulk tonnage, near surface target potential at Souker that is amenable to open-pit mining. The intervals reported below have been calculated using a 0.20% Ni cut off grade with no internal waste exceeding 3 m or a grade lower than 0.17% Ni. The historic resource estimate for Souker (See May 14, 2007 News Release) was calculated using a minimum 0.3% Ni cut off grade. The hosting stratigraphy dips variably to the south and although holes have been oriented to intersect the mineralized horizon as optimally as possible, the intervals reported below may not represent true width.

DRILL HOLE       FROM (M)     TO (M)     INTERVAL (M)        % NI       % CU

  CP07-03          99.8       105.9          6.1             0.25       0.08
  CP07-14           2.9        11.0          8.1             0.24       0.05
                   17.0        53.0         36.0             0.25       0.03
                   56.9        69.8         12.9             0.26       0.07
  CP07-15          22.6       120.5         97.9             0.25       0.03
  CP07-18          49.0        60.0         11.0             0.23       0.06
                  116.0       282.0        166.0             0.31       0.07
  CP07-19          59.0       210.0        151.0             0.26       0.03
  CP07-21           2.0        58.9         56.9             0.29       0.06
  CP07-22          71.4       165.1         93.7             0.23       0.04
  CP07-23          73.8        77.0          3.2             0.27       0.11
  CP07-24          14.1        34.1         20.0             0.22       0.02
                   69.0        78.0          9.0             0.20       0.03
                   99.0       101.0          2.0             0.27       0.05
                  106.0       191.7         85.7             0.29       0.07
  CP07-25           3.4        37.4         34.0             0.30       0.05
                   73.4       146.8         73.4             0.29       0.07

*See attached map for drill hole collar locations


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                                      -2-



The mineralized intervals reported above are associated with varying degrees of disseminated to semi-massive sulphide mineralization (pentlandite, chalcopyrite, and pyrrhotite) within layered, medium to coarse grained peridotite and pyroxenite. Drill holes CP07-02, CP07-16, and CP07-17, drilled on the southwest and west flank of the deposit, where the mineralization is faulted and discontinuous, did not return any significant results.

The 2007 drill program has been laid out to verify and upgrade the historic Soviet resource estimate from a C2 to C1 category (See May 14, 2007 News Release) and convert the historic Soviet estimate into a NI43-101 compliant resource. All drill data to date from the Souker Deposit is being modeled in house in preparation for the new resource estimate to be completed in early 2008. Centrasia has retained SRK Consulting to provide an independent review of the resource estimation and modeling.

All of the drilling is being completed with NQ sized core using a Longyear LF 70 drill rig. The drill core is being logged, photographed, sawn, sampled, and core samples are being prepared at the Central Kola Expedition laboratory in Monchegorsk. Assaying is being completed by the Kola Geological Information Laboratory Centre in Apatity. This lab is certified under GOST R ISO/MEK 17025-2000. It is also certified by the VIMS Institute in Moscow and is subject to annual inspections under that certification. A full QA/QC program has been initiated on the Souker project and the work program is being carried out under the supervision of Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of CENTRASIA MINING CORP.


/s/ DOUGLAS TURNBULL
____________________
Douglas Turnbull
President & C.E.O.

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.



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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

Omitted Graphic is a map produced by Centrasia Mining Corp. showing the Souker Ni/Cu Deposit Drill Plan dated November 15, 2007

Legend shows:   Completed Drill Holes/ Assays Reported
                Pre-2007 Drilling

Scale is 1.5 inches equals 400 metres

           View map at the Company's website: www.centrasiamining.com

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